Novartis AG Postfach 4002 Basel Switzerland

April 24, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2014 (2014 Form 20-F)
Filed January 27, 2015
File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Felix Ehrat, our Group General Counsel, dated March 30, 2015. For ease of reference, we set forth your comments below, followed by our responses.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 109

SEC request:

1.              Please amend your filing to remove the table on page 110, which makes no distinction between your continuing and discontinued operations, and provide a table and supporting discussion and analysis that conforms to your consolidated income statements on page F-4.

Novartis Response:

For the reasons discussed below, Novartis AG (the Company) respectfully advises the Staff of its view that the 2014 Form 20-F does not need to be amended to remove the table on page 110 of the 2014 Form 20-F, because the table and the explanatory discussion preceding and following the table have, consistent with the Commission’s guidance, appropriately provided information that permits the reader to view the Company’s results through the eyes of management.  In response to the Staff’s comment, however, the Company respectfully submits that it will provide the additional disclosure discussed below in future filings on Form 20-F.

As background, the Company advises the Staff that, following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent announcement of the transaction with CSL Limited (CSL)), which included the divestment of certain of our businesses to those companies, in order to comply with International Financial Reporting Standards (IFRS), Novartis separated the Group’s reported financial data for the current and prior years into “discontinuing” and “continuing” operations.

However, because these transactions did not close in 2014, and because the Company remained fully committed to all Group activities during the interim period, the Company determined that comparing its 2014 results of operations for the full Group against comparable 2013 results of operations in Item 5.A would best enable investors to see the Company’s results through the eyes of management.  See 2014 20-F, pages 109 through the top of page 112.  This comparison was explained in the paragraph preceding the table on page 110.

We acknowledge the requirements of Item 303(a)(3) of Regulation S-K, which requires us to “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.”  For this reason, our presentation of our results through management’s eyes on pages 109 through 112 was then followed by an extensive discussion and analysis of our results of operations broken out into continuing and discontinuing operations.  See 2014 20-F, pages 112 through 121.  These disclosures explained and supplemented the full presentation of our results by segment on page F-26 of the 2014 20-F.

In this regard, it should also be noted that, because the GSK and Lilly transactions closed early in 2015, resulting in the divestment of the vast majority of our discontinuing operations, our discussion and analysis of our 2015 results in our next 20-F will primarily be focused on the results of our continuing operations, as compared against 2014 continuing operations.

Accordingly, commencing with the filing of our Form 20-F for the financial year ended December 31, 2015 (2015 20-F), the Company will modify the discussion of key figures that appears on pages 109-110 of the 2014 20-F, before the table that appears on page 110, as follows:

The following table presents certain key figures for the full Novartis Group, including net sales and net income from both continuing and discontinuing operations, and a comparison of those figures for 2014 against those for 2013. In addition, the table presents the same information adjusted to enable a comparison of our 2014 results against 2013 results excluding the results of our former blood transfusion diagnostics unit, which Novartis divested on January 9, 2014. No other adjustments are made to the 2013 figures. Novartis believes that this comparison will enhance investors’ understanding of the performance of our ongoing business. For more information, see “—Non-IFRS Measures as defined by Novartis—2013 Reconciliation of Group IFRS and core results excluding blood transfusion diagnostics unit”.  Following this table and the related discussion, we present additional information with respect to our continuing and discontinuing operations. See also “Item 18. Financial Statements—Note 3—Table: Segmentation-Consolidated Income Statements 2014 and 2013”.

Notes to the Novartis Group Consolidated Financial Statements

Note 2: Significant Transactions

Transaction with CSL, page F-23

2.              You disclose that entering into the separate divestment agreement with CSL resulted in the vaccines influenza business being a separate cash-generating unit within the Vaccines Division and required you to perform a separate impairment assessment of the influenza vaccines business net assets. Given that impairment testing under IAS 36 is first considered for individual assets then for cash-generating units, please address the following:

•                  Tell us the types and amounts of the vaccines influenza business assets included in the $1.1 billion impairment you recorded in 2014;

•                  Explain to us why the influenza vaccine assets were grouped with all other vaccine assets until the signing of the CSL agreement and not evaluated separately before then as individual assets or groups of assets; and

•                  Explain to us why the influenza vaccine assets were not themselves a separate cash-generating unit before the CSL agreement given that a cash-generating unit as defined in paragraph 6 of IAS 36 is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Novartis Response:

As discussed in more detail in our response to your Comment 3, we conducted our impairment testing of the assets associated with the Vaccines Division, including those that are part of the Vaccines influenza business, in accordance with the requirements of IAS 36, including paragraph 6.

In response to your first bullet point, the $1.1 billion impairment that we recorded in 2014 included $734 million for Property, Plants & Equipment, principally with respect to the newly-commissioned production facility located in the US at Holly Springs, NC, together with production facilities located at Liverpool, UK and Marburg, Germany, plus $302 million for separately identified intangible assets and $32 million for goodwill allocated to our Vaccines influenza business.

In response to your second bullet point, on an ongoing basis we evaluated the various assets of the Vaccines influenza business separately for impairment purposes in accordance with IAS 36, and historically concluded that there was no indication of impairment.  This conclusion for 2014 was further supported by the fact that, during the period beginning on April 22, 2014, the sale of assets comprising the entire Vaccines Division, including the influenza business, were the subject of one of the inter-conditional agreements with GSK for an amount which would give rise to a substantial gain.  This agreement committed Novartis to sell to GSK, subject to certain closing conditions, its non-influenza Vaccines business. This agreement also included a related put option on the remaining influenza business, pursuant to which Novartis could unilaterally require GSK to acquire the Vaccines influenza business at a set price.  See 2014 20-F at p. 305.  The separate agreement to sell the Vaccines influenza business to CSL subsequently announced on October 26, 2014 was not conditional on the GSK transaction and therefore created a separate group of cash generating units which needed to be tested for impairment.  This testing resulted in the $1.1 billion impairment charge recognized in 2014.

In this connection, however, we note that the sale of the non-influenza Vaccines business to GSK was completed on March 2, 2015. As a result, in the first quarter of 2015, Novartis recognized a preliminary pre-tax gain on divesting the non-influenza Vaccines business of approximately $2.8 billion. See Form 6-K submitted April 23, 2015.  If the separate transaction with CSL had not been agreed upon in 2014 and the whole Vaccines Division had instead been sold or, with respect to the influenza business, put to GSK, then there would have been no requirement to record the $1.1 billion impairment charge in 2014, and we would have recognized a pre-tax gain on the sale of the entire Vaccines Division in the first quarter of 2015 of approximately $1.7 billion.

In response to your third bullet point, as stated, we agree with your statements as to how impairment testing is to be conducted, and we conducted our impairment testing of the assets associated with the Vaccines influenza business according to IFRS principles and in line with the definitions in paragraph 6 of IAS 36.  Accordingly, in order to assist investors in understanding how the Company conducted impairment testing with respect to the Vaccines Division, commencing with the filing of our 2015 Form 20-F, the Company will modify discussions of impairment testing with respect to the Vaccines Division and the influenza business, including the wording that appears on page F-23 of our 2014 Form 20-F, as follows:

Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being a separate disposal group, consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets.

Note 11: Goodwill and Intangible Assets Movements, page F-47

3.              Please describe to us the cash-generating units that you identified in performing your impairment evaluation. Your disclosure on page F-49 appears to indicate that you have only three cash generating units, Pharmaceuticals, Alcon and Sandoz. If correct, please explain the factors that you considered in concluding that the operational breakdowns for the Pharmaceuticals segment on page 113 (i.e. “Business Franchises”), Alcon on page 118 and Sandoz on page 119 did not constitute separate cash-generating units. Also if correct, explain why there are no cash-generating units at lower levels and how their cash inflows are largely dependent on the cash inflows from other assets or groups of assets.

Novartis Response:

In performing our impairment evaluation, we tested identifiable assets on an individual asset level, or at the level of a cash generating unit containing interdependent identifiable assets. We then allocated goodwill to groups of cash generating units that benefit from the synergies of being combined in a group, and at the level to which goodwill is monitored for internal management purposes. This is primarily at the divisional level. Our disclosure on page F-49 of the 2014 20-F was provided to meet the requirements of IAS 36 paragraph 134, which requires disclosure for each cash generating unit (or group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (or group of units) is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite lives. For us this is at the divisional level. In the introductory sentence above the table at the top of F-49 of the 2014 20-F, the reference to cash generating unit is not meant to imply that we have only three cash generating units, but rather to set forth certain significant assumptions we used in our calculations. Accordingly, in order to assist investors in understanding how the Company conducts impairment evaluations, commencing with the filing of our 2015 Form 20-F, the Company will modify the discussion of impairment evaluations that appears above the table on page F-49 of our 2014 20-F, as follows:

The Pharmaceuticals, Alcon and Sandoz divisions’ cash generating units, to which indefinite life intangibles and goodwill are allocated, each comprise a group of smaller cash generating units. The valuation method of the recoverable amount of the cash generating units, to which indefinite life intangibles and goodwill are allocated, is based on the fair value less costs of disposal.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group